
Mail Stop 4631

April 13, 2017

Via E-Mail
Sukhmanjit Singh
President and Director
Mikrocoze Inc.
1545 Crossways Blvd., Suite 250
Chesapeake, Virginia 23320-0210

> **Re: Mikrocoze Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 5, 2017**
> **File No. 333-216292**

Dear Mr. Singh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

General

1. We note your responses to comments two and three in our letter dated March 27, 2017. We note that you added the requested disclosure on the registration statement cover page. Please revise to add the requested disclosure on the prospectus cover page.

Prospectus Summary, page 5

2. We note your response to comment eight in our letter dated March 27, 2017. We note disclosure in this section that you expect your expenditures over the next twelve months to be $150,000. However, we note disclosure that you expect to complete financing of $150,000 by September 2017 and $350,000 by February 2018. Please revise to disclose your expected expenditures over the next twelve months and ensure that your disclosure

in this section is consistent with the disclosure in your Development Program and Estimated Cost section on page 18.

<u>Our Ability to Sustain Our Business . . ., page 7</u>

3. We note your response to comment 11 in our letter dated March 27, 2017. Please tell us the payment terms, including interest rate, fees and term, of Mr. Singh's loans to you.

<u>Item 16. Exhibits, page 30</u>

4. Please identify in the exhibit index and file your Manufacturing Agreement and Verbal Loan Agreement from exhibits 3.4 and 3.6 to the exhibit number indicated in Item 601 of Regulation S-K. Also, please revise the exhibit index to reflect that the counsel's consent has been filed according to the exhibit number indicated in Item 601 of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        Andrew Befumo, Esq.